Exhibit 21.1

Subsidiaries of the Company

Subsidiaries	State or Jurisdiction
Reata Pharmaceuticals Holdings, LLC	United States
Reata Pharmaceuticals Global, Inc.	United States
Reata Swiss International GmbH	Switzerland
Reata UK Ltd	United Kingdom
Reata Australia Pty Limited	Australia
Reata Ireland Limited	Ireland
Reata France SAS	France
Reata Italy S.r.l.	Ireland
Youco F23-H100 Vorrats-GmbH	Germany

Reata Confidential